UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

December 19, 2014

(Date of earliest event reported)

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	1-11353	13-3757370
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

358 SOUTH MAIN STREET, BURLINGTON, NORTH CAROLINA	27215	336-229-1127
(Address of principal executive offices)	(Zip Code)	(Registrant’s telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On December 19, 2014, Laboratory Corporation of America® Holdings (the “Company”) entered into an amendment and restatement of its existing senior revolving credit facility, which was originally entered into on December 21, 2011 and for which Bank of America, N.A. served as swing line lender, letter of credit issuer and administrative agent for a group of financial institutions. The senior revolving credit facility, as amended and restated, is referred to in this report as the new revolving credit facility. The new revolving credit facility consists of a five-year revolving facility in the principal amount of up to $1.0 billion, with the ability to increase the facility by up to an additional $250 million, subject to the agreement of one or more new or existing lenders to provide such additional amounts and certain other customary conditions. The new revolving credit facility also provides for a subfacility of up to $100 million for swing line borrowings and a subfacility of up to $125 million for issuances of letters of credit. Bank of America, N.A., is acting as swing line lender and a letter of credit issuer and as administrative agent for a group of financial institutions providing the revolving credit facility. The new revolving credit facility is permitted to be used for general corporate purposes, including working capital, capital expenditures, funding of share repurchases and certain other payments, and acquisitions and other investments.

On December 19, 2014, the Company also entered into a five-year term loan credit facility in the principal amount of $1.0 billion (together with the new revolving credit facility, the “New Credit Facilities”). Bank of America, N.A. will act as administrative agent for a group of financial institutions providing the term loan facility. The term loan credit facility is permitted to be used to pay all or a portion of the cash consideration of the Company’s proposed acquisition (the “Acquisition”) of Covance Inc., a Delaware corporation (“Covance”), and to pay related fees and expenses. The term loan credit facility will be advanced in full on the date of the Company’s completion of the Acquisition (the “Acquisition Closing Date”), with such advances being subject only to certain customary funds provisions. If the Acquisition does not close on or before June 2, 2015, then the commitments under the term loan credit facility will automatically terminate.

Under the New Credit Facilities, which have affirmative and negative covenants that are substantially identical to each other, the Company is subject to negative covenants limiting subsidiary indebtedness and certain other covenants typical for investment grade-rated borrowers and the Company is required to maintain a leverage ratio that varies depending on whether the Acquisition Closing Date has occurred. Prior to the Acquisition Closing Date, the leverage ratio must be no greater than 3.75 to 1.00, which prior to the Acquisition Closing Date is calculated excluding the principal amount of certain senior notes issued for the purpose of funding the Acquisition. From and after the Acquisition Closing Date, the leverage ratio must be no greater than 4.75 to 1.00 with respect to the last day of each of the first four fiscal quarters ending on or after the Acquisition Closing Date, 4.25 to 1.00 with respect to the last day of each of the fifth through eighth fiscal quarters ending after the Acquisition Closing Date, and 3.75 to 1.00 with respect to the last day of each fiscal quarter ending thereafter.

When advanced, the term loan credit facility will accrue interest at a per annum rate equal to, at the Company’s election, either a LIBOR rate plus a margin ranging from 1.125% to 2.00%, or a base rate determined according to a prime rate or federal funds rate plus a margin ranging from 0.125% to 1.00%. Advances under the new revolving credit facility will accrue interest at a per annum rate equal to, at the Company’s election, either a LIBOR rate plus a margin ranging from 1.00 to 1.60%, or a base rate determined according to a prime rate or federal funds rate plus a margin ranging from 0.00% to 0.60%. Fees are payable on outstanding letters of credit under the new revolving credit facility at a per annum rate equal to the applicable margin for LIBOR loans, and the Company is required to pay a facility fee on the aggregate commitments under the new revolving credit facility, at a per annum rate ranging from

0.125% to 0.40%. In each case, the interest margin applicable to the New Credit Facilities, and the facility fee and letter of credit fees payable under the new revolving credit facility, are based on the Company’s senior credit ratings as determined by Standard & Poor’s and Moody’s, which are currently BBB+ and Baa2, respectively. Until the earlier of the Acquisition Closing Date or the date the term loan credit facility commitments are terminated, a ticking fee shall accrue on the unfunded term loan credit facility commitments in an amount equal to 0.15% per annum of such unfunded commitments.

On December 19, 2014, there were no outstanding borrowings under the new revolving credit facility and existing letters of credit totaling approximately $42 million were continued under the facility.

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to the Company, the management of the Company or the proposed transaction between the Company and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents the Company and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) the Company and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of the Company and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by the Company and Covance. The Company gives no assurance that either the Company or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to the Company on the date hereof, and the Company assumes no obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication is provided for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this communication in any jurisdiction in contravention of applicable law. This communication relates to a proposed transaction between Covance and the Company, and may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, the Company has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus. Covance will deliver a definitive proxy statement/prospectus to Covance stockholders. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other documents that Covance or the Company may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders of Covance are urged to read carefully and in their entirety the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed by the Company or Covance with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed by Covance or the Company with the SEC through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders may obtain free copies of the proxy statement/prospectus and other relevant documents filed by Covance with the SEC by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540. Free copies of the registration statement, proxy statement/prospectus and other relevant documents filed by the Company with the SEC are available on the Company’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 358 South Main Street, Burlington, North Carolina 27215.

Participants in Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding the Company’s executive officers and directors is contained in the proxy statement for the Company’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing the Company’s website at www.labcorp.com. Additional information regarding those persons and other persons who may be deemed participants in the proxy solicitation, including their respective direct and indirect interests in the proposed transaction, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Laboratory Corporation of America Holdings

Date: December 23, 2014	By:	/s/ F. Samuel Eberts III
F. Samuel Eberts III Senior Vice President, Chief Legal Officer and Secretary

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